June 11, 2025

Chun Leung Chow
Chief Executive Officer
Hamco Ventures Limited
Mandar House, 3rd Floor
Johnson   s Ghut, Tortola
British Virgin Islands

       Re: Hamco Ventures Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed June 4, 2025
           File No. 333-283829
Dear Chun Leung Chow:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2025 letter.

Amendment No. 3 to Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your response to prior comment 2 and reissue. We note that no changes have been made to the Prospectus Summary section of the registration statement in response to the prior comment. We acknowledge the updated disclosure included on the cover page; however, please ensure that the relevant disclosure is found both on the cover page and in the Prospectus Summary section. In that regards, please disclose each permission or approval that you and your subsidiaries, are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
(CSRC),
 June 11, 2025
Page 2

       Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you relied on an opinion of counsel to reach these conclusions, then counsel should be named and a consent of counsel filed as an exhibit. If you did not consult counsel, then explain why, as well as the basis for your conclusions regarding whether approvals are required. If you have determined that certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.
Dilution, page 47

2. Please update your net tangible book value to December 31, 2024, as well as any underlying calculated amounts presented in the dilution table.
       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   John O   Leary